UN
SECURITIES AND 05036443
Washi

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SEC FILE NUMBER
8- 40416

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED FEB 2 3 2005 SEC MAIL PROCESSING SECTION WASH DC

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Island Capital, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
8843 Se 77th Place
(No. and Street)

| Mercer Island | WA | 98040 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William G Coulter (206) 937-1116
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Seamens & Company, PLLC
(Name — *if individual, state last, first, middle name)*

| 4711 44th Avenue SW | Seattle | WA | 98116 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Thomas R. Ulie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Island Capital, Inc., as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

2/18/05

KATHERYN L. CHARTERS
COMMISSION EXPIRES
NOTARY PUBLIC
AUG. 27, 2008
STATE OF WASHINGTON

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONTENTS

**SEAMENS & COMPANY, PLLC**
**CERTIFIED PUBLIC ACCOUNTANTS**

INDEPENDENT AUDITOR'S REPORT

Board of Directors
**First Island Capital, Inc.**

We have audited the accompanying statements of financial condition of **First Island Capital, Inc.,** as of December 31, 2004, and December 31, 2003 and the related statements of income, changes in stockholders' equity, and statements of cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **First Island Capital, Inc.,** at December 31, 2004, and December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Seamens & Company, PLLC

February 14, 2005



INSURANCE BROKERS BUILDING * 4711 44TH AVENUE S.W*P.O. BOX 16408* SEATTLE WASHINGTON 98116 (206) 937-1116
MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

## FIRST ISLAND CAPITAL, INC.

### STATEMENT OF FINANCIAL CONDITION
December 31, 2004 and December 31, 2003

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Cash | $ 34,608 | $ 27,708 |
| Accounts Receivable | -0- | 325 |
| Total Current Assets | 34,608 | 28,033 |
| Investments, Current Market Value | 104,629 | 102,836 |
| TOTAL ASSETS | $139,237 | $130,869 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities | | |
| Accounts Payable | 3,320 | 3,302 |
| Total Current Liabilities | 3,320 | 3,302 |
| **SHAREHOLDERS' EQUITY** | | |
| Common stock, no par value, 25,000 shares authorized, one share issued and outstanding | 2,000 | 2,000 |
| Additional paid-in Capital | 54,688 | 54,688 |
| Accumulated Earnings (Deficit) | 79,229 | 70,879 |
| Total Shareholders' Equity | 135,917 | 127,567 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $139,237 | $130,869 |



The accompanying notes are an integral part of these financial statements.

# FIRST ISLAND CAPITAL, INC.

## STATEMENT OF NET INCOME

Years Ended December 31, 2004 and December 31, 2003

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| **Revenues** | | |
| Commissions | $ 76,424 | $ 68,126 |
| Interest and Dividends | 1,462 | 659 |
| Total Revenue | 77,886 | 68,785 |
| **Expenses** | | |
| Clearing Fees | 10,105 | 8,197 |
| Professional Fees | 1,580 | 1,275 |
| Taxes | 636 | 554 |
| Other Operating Expenses | 19,485 | 14,820 |
| Regulatory Fees | 2,488 | 1,455 |
| Employee Benefits | 21,448 | 17,365 |
| Travel | 12,105 | 11,206 |
| Total Expenses | 67,847 | 54,872 |
| Net Income (Loss) Before Income Tax | 10,039 | 13,913 |
| Federal Income Tax Adjustment | 1,689 | 2,241 |
| Net Income | $ 8,350 | $ 11,672 |



The accompanying notes are an integral part of these financial statements.

# FIRST ISLAND CAPITAL, INC.

## STATEMENT OF SHAREHOLDERS' EQUITY
For The Period January 1, 1995, Through December 31, 2004

| | Common Stock | Additional Paid-In Capital | Accumulated Earnings |
|---|---|---|---|
| Balances at January 1, 1995 | $2,000 | $ 8,600 | $ -0- |
| Net Loss, 1995 | | | (11,644) |
| Additional Paid-in Capital Contributions | | 46,088 | |
| Net Income, 1996 | | | 8,334 |
| Net Loss, 1997 | | | (3,393) |
| Net Loss, 1998 | | | (3,117) |
| Net Income, 1999 | | | 4,644 |
| Net Income, 2000 | | | 42,105 |
| Net Loss, 2001 | | | (5,525) |
| Net Income, 2002 | | | 27,803 |
| Net Income, 2003 | | | 11,672 |
| Net Income, 2004 | | | 8,350 |
| Balances at December 31, 2004 | $2,000 | $54,688 | $79,229 |



The accompanying notes are an integral part of these financial statements.

# FIRST ISLAND CAPITAL, INC.

## STATEMENT OF CASH FLOWS
Years Ended December 31, 2004 and December 31, 2003

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Operations: | | |
| Net Income | $ 8,350 | $11,672 |
| Changes in Current Accounts | | |
| Accounts Payable | 18 | (2,864) |
| Accounts Receivable | 325 | (325) |
| Cash Provided By Operations | 8,693 | 8,483 |
| Investments: | | |
| Investments in Securities | (1,793) | 7,405 |
| Increase (Decrease) in Cash | 6,900 | 15,888 |
| Cash: | | |
| Beginning of Year | 27,708 | 11,820 |
| End of Year | $34,608 | $27,708 |



The accompanying notes are an integral part of these financial statements.

## NOTES TO FINANCIAL STATEMENTS
December 31, 2004

### NOTE 1-SIGNIFICANT ACCOUNTING POLICIES

**Business Segment** - First Island Capital, Inc., (the Company) is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member firm of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. The Company was organized to develop investment banking business, including private placement financing, and to provide general brokerage services. All securities transactions are cleared through another broker-dealer on a fully disclosed basis. The Company does not hold customer funds or securities. The Company is located in Mercer Island, Washington.

**Use of Estimates** - The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents** - For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at date of acquisition to be cash equivalents

**Additional Paid-In Capital** - The Company adopted a resolution that, as long as T.R. Ulie remains the sole shareholder, additional cash contributions or payments for goods and services for the Company will be treated as equity infusions without issuance of additional shares of common stock.

**Revenue Recognition** - The Company recognizes commission income and clearing fees on a settlement date basis which is not materially different from recording such transactions on a trade date basis.

### NOTE 2- RELATED PARTY TRANSACTIONS

Most of the Company's clients are related to the sole shareholder, and the Company uses office space owned by the sole shareholder.

**SEAMENS & COMPANY, PLLC**
**CERTIFIED PUBLIC ACCOUNTANTS**

# Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
**First Island Capital, Inc.**

We have audited the accompanying financial statements of **First Island Capital, Inc.**, for the year ended December 31, 2004, and have issued our report thereon dated February 14, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seamens & Company, PLLC

February 14, 2005



INSURANCE BROKERS BUILDING * 4711 44TH AVENUE S.W*P.O. BOX 16408* SEATTLE WASHINGTON 98116 (206) 937-1116
MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2004

| | |
|---|---|
| Computation of Net Capital | $135,917 |
| | ======== |
| Basic Net Capital Requirement | |
| Net Capital as above | 135,917 |
| Minimum net capital required ($5,000 for brokers who do not generally carry customers' accounts) | 5,000 |
| Excess Net Capital | $130,917 |
| | ======== |

Schedule I



The accompanying notes are an integral part of these financial statements.

## FIRST ISLAND CAPITAL, INC.

## RECONCILIATION OF COMPUTATION OF NET CAPITAL

Under Rule 17a-5(d)(4) and 15c3-1
December 31, 2004 and December 31, 2003

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Net Capital as reported by the Corporation Focus Report Part IIA | $136,852 | $127,994 |
| Independent Auditors and Adjustments: Decrease (Increase): Accrued Expenses | (935) | (427) |
| Net Capital Represented by Independent Auditor | 135,917 | 127,567 |
| Net Capital Before Haircuts | 135,917 | 127,567 |
| Haircuts on other Securities | (2,027) | 1,991 |
| Reconciled Net Capital | $133,890 | $125,576 |

Schedule II



The accompanying notes are an integral part of these financial statements.

SEAMENS & COMPANY, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
**First Island Capital, Inc.**

In planning and performing our audit of the financial statements of **First Island Capital, Inc.**, (the Company), for the years ended December 31, 2004, and December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17s-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 172-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph



INSURANCE BROKERS BUILDING * 4711 44TH AVENUE S.W*P.O. BOX 16408* SEATTLE WASHINGTON 98116 (206) 937-1116
MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to on the previous page, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, *(Designated self-regulatory organization)*, and other agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seamens & Company, PLLC

February 14, 2005



INSURANCE BROKERS BUILDING * 4711 44TH AVENUE S.W*P.O. BOX 16408* SEATTLE WASHINGTON 98116 (206) 937-1116
MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS